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*TOTAL Pages* ㉒

# SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## Form 11-K

---

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended <u>December 30, 2001</u>


OR


[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from _____ to _____


Commission file number <u>1-8974</u>

---

Honeywell Savings and Ownership Plan I

(Full Title of Plan)

---

Honeywell International Inc.
P.O. Box 4000
Morristown, NJ 07962-2497


(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)



# Honeywell Savings and Ownership Plan I

## Index to Financial Statements

\* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

# PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

## Report of Independent Accountants

To the Participants and Administrator of the
Honeywell Savings and Ownership Plan I

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Honeywell Savings and Ownership Plan I (the "Plan") at December 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*PricewaterhouseCoopers LLP*

June 25, 2002



# Honeywell Savings and Ownership Plan I

## Statements of Net Assets Available for Plan Benefits
### (dollars in millions)

| | Fund Information | | |
| --- | --- | --- | --- |
| | Honeywell Common Stock Fund | Participant Directed Funds | Funds Combined |
| **December 30, 2001** | | | |
| Investment in Honeywell Savings and Ownership Plan Master Trust, at fair value | $ 2,336 | $ 3,487 | $ 5,823 |
| Participant loans receivable | 49 | 81 | 130 |
| Net assets available for plan benefits | $ 2,385 | $ 3,568 | $ 5,953 |
| | | | |
| **December 30, 2000** | | | |
| Investment in Honeywell Savings and Ownership Plan Master Trust, at fair value | $ 3,156 | $ 3,900 | $ 7,056 |
| Investment in U.S. Bank Master Trust | - | 2 | 2 |
| Participant loans receivable | 59 | 83 | 142 |
| Net assets available for plan benefits | $ 3,215 | $ 3,985 | $ 7,200 |

The accompanying notes are an integral part of these financial statements.



# Honeywell Savings and Ownership Plan I

## Statement of Changes in Net Assets Available for Plan Benefits
## Year Ended December 30, 2001
## (dollars in millions)

| | Fund Information | | |
| --- | --- | --- | --- |
| | Honeywell Common Stock Fund | Participant Directed Funds | Funds Combined |
| **Additions to net assets attributable to:** | | | |
| Interest from loans | $ 5 | $ 8 | $ 13 |
| Transfer (to)from other plans, net | (4) | 45 | 41 |
| Contributions: | | | |
| Participating employees | 64 | 183 | 247 |
| The Company, net of forfeitures | 169 | - | 169 |
| Roll-over contributions | 2 | 8 | 10 |
| Total contributions | 235 | 191 | 426 |
| Total additions | 236 | 244 | 480 |
| **Deductions from net assets attributable to:** | | | |
| Investment losses from Honeywell Savings and Ownership Plan Master Trust | (813) | (280) | (1,093) |
| Withdrawals and distributions | (240) | (379) | (619) |
| Plan expenses | (5) | (10) | (15) |
| Inter-fund transfers | (8) | 8 | - |
| Total deductions | (1,066) | (661) | (1,727) |
| Decrease in net assets during the year | (830) | (417) | (1,247) |
| **Net assets available for plan benefits:** | | | |
| Beginning of year | 3,215 | 3,985 | 7,200 |
| End of year | $ 2,385 | $ 3,568 | $ 5,953 |

The accompanying notes are an integral part of these financial statements.

F - 4



# Honeywell Savings and Ownership Plan I

## Statement of Changes in Net Assets Available for Plan Benefits
## Year Ended December 30, 2000
## (dollars in millions)

| | Fund Information | | |
| --- | --- | --- | --- |
| | Honeywell Common Stock Fund | Participant Directed Funds | Funds Combined |
| **Additions to net assets attributable to:** | | | |
| Interest from loans | $ 5 | $ 7 | $ 12 |
| Transfer from other plans, net | 720 | 2,223 | 2,943 |
| Contributions: | | | |
| Participating employees | 59 | 130 | 189 |
| The Company, net of forfeitures | 142 | 22 | 164 |
| Roll-over contributions | 2 | 9 | 11 |
| Total contributions | 203 | 161 | 364 |
| Total additions | 928 | 2,391 | 3,319 |
| **Deductions from net assets attributable to:** | | | |
| Investment losses from Honeywell Savings and Ownership Plan Master Trust | (400) | (183) | (583) |
| Withdrawals and distributions | (295) | (421) | (716) |
| Plan expenses | (5) | (9) | (14) |
| Inter-fund transfers | 50 | (50) | - |
| Total deductions | (650) | (663) | (1,313) |
| Increase in net assets during the year | 278 | 1,728 | 2,006 |
| Net assets available for plan benefits: | | | |
| Beginning of year | 2,937 | 2,257 | 5,194 |
| End of year | $ 3,215 | $ 3,985 | $ 7,200 |

The accompanying notes are an integral part of these financial statements.

1. **Significant Accounting Policies**

   **Basis of Accounting**
   The financial statements of the Honeywell Savings and Ownership Plan I (the "Plan") are prepared on the accrual basis of accounting, except for distributions and withdrawals, which are recorded when paid. The assets of the Plan are maintained, for investment purposes only, with the assets of the Honeywell Savings and Ownership Plan II, the Honeywell Truck Brake Systems Company Savings Plan, the Honeywell Secured Benefit Plan and the Vericor Power Systems Savings Plan in the Honeywell Savings and Ownership Plan Master Trust (the "Master Trust"). The Honeywell Secured Benefit Plan also has assets in the Master Trust. The current value method of accounting is used pursuant to rules and regulations of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   **Investments and Investment Income (Losses)**
   Valuation of investments of the Plan represents the allocable portion of Master Trust assets pertaining to the Plan (see Note 8). Participant loans receivable are valued at contract value which is equivalent to fair value.

   Investment income is allocated daily based on the end of the previous day's investment in the Master Trust and the current day's activity.

   **Expenses**
   All external third party expenses and certain internal expenses of the Plan are paid by the Plan and charged against the accounts of the participants in the Plan. The Company pays the remaining internal expenses of administering the Plan.

   **Withdrawals and Distributions**
   Withdrawals and distributions are recorded when paid.

   **Use of Estimates**
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   **Risks & Uncertainties**
   The Plan provides for various investment options, which may invest in any combination of stock and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amount reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.



2. **Description of the Plan**

The following represents some highlights of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan for certain employees of Honeywell International Inc. (the "Company"). It is subject to the provisions of ERISA.

**Contributions and Vesting**
Participants may elect to contribute each pay period from 1% of their base pay to a percentage not to exceed the difference between 25% of their base pay and the matching contribution percentage applicable to such participation to the Plan subject to certain restrictions for highly compensated employees. Contributions may be made on a before-tax or after-tax basis, or a combination of both. The Company contribution does not begin until the first pay period following the employee's completion of one year of service with the Company. After one year of service, the Company contributes on behalf of each participant 50% of such participant's contribution to the Plan on the first 8% of employee contributions. The match increases to 100% (on the first 8%) after 5 years of participation in the Plan after completing one year of vesting service. The Company makes no contributions with respect to a participant's contributions in excess of 8% of base pay. All of the Company's contributions are invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant generally does not have a vested interest in any Company contributions made to his or her account until he or she completes three years of service with Honeywell or one of its affiliated companies.

**Participant Loans Receivable**
Participants may choose whether to borrow first against before-tax contributions or after-tax contributions. Additionally, a participant may borrow against the value of vested Company contributions in his or her account. Only two loans will be permitted to be outstanding at any time. Each loan has to be for at least one thousand dollars. The maximum loans to a participant is the lesser of (1) fifty thousand dollars, reduced by a participant's highest combined outstanding loan balances during the preceding twelve month period, or (2) 50% of the vested portion of a participant's account, less any current outstanding loan balance. Any loan will be repaid with interest at a reasonable rate as determined by the Company. The rate will remain in effect for the term of the loan. The term of any loan shall be not less than 2 months nor more than 60 months unless used to acquire a principal residence for which the term can be up to 25 years.

**Withdrawals and Distributions**
Once a participant terminates employment, he or she may elect a single sum payment from his or her account. An actively employed participant may generally withdraw the value of his or her vested account at any time, subject to certain plan restrictions.

**Plan Amendment and Termination**
The Company has the right to amend or terminate the Plan; provided, however, the amendment or termination shall not (1) divert Plan assets to purposes other than for the exclusive benefit of participants of the Plan or their beneficiaries or estates or (2) cause any reduction in the amount properly credited to any participant or (3) cause or permit any portion of the Plan assets to revert to



or become the property of the Company or (4) expand or increase the duties or liabilities of the trustees without their written consent. In the event of termination, amounts previously credited to any participant become fully vested and nonforfeitable and must be distributed within the time period allowed by the Plan.

### 3. Forfeitures

Forfeitures of the Company's contributions and earnings thereon because of terminations and withdrawals in certain circumstances reduce contributions otherwise due from the Company. Such forfeitures were $2 for each of the years ended December 30, 2001 and 2000.

### 4. Federal Income Taxes

On April 7, 1995 the Internal Revenue Service ruled that the Plan met the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and that the Plan qualified as an ESOP as defined in Section 4975(e)(7) of the Code. The Trust under the Plan is intended to be exempt under Section 501(a) of the Code. The Company believes that plan amendments adopted subsequent to the issuance of the determination letter do not affect qualification of the Plan and that the Plan is operated in compliance with the qualification requirements of the Code. Accordingly, no provision for income taxes has been made.

### 5. Administration

The Company is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret the provisions of the Plan, to promulgate regulations for the Plan's administration, to enter into agreements with trustees to provide for the investment of Plan assets, to appoint investment managers to direct such trustees and to itself direct trustees and to delegate its administrative responsibilities. The day to day administration of the Plan is handled by the Company's Human Resources Business Services Benefit Services Department. The Trustee of the Plan is State Street Bank and Trust Company (the "Trustee").

### 6. Asset Transfers

During the year ended December 30, 2001, assets valued at $52 were transferred to the Plan from other plans as follows: $38 from Grimes Aerospace Company Employer Investment Plan, $5 from Data Instruments, Inc. Profit Sharing Plan, $4 from the Honeywell Consumer Products 401(k) Plan, $3 from the U.S. Bank National Association (Executive Life and Mutual Benefits) and $2 from POMS Corporation 401(k) Retirement Plan. In addition, assets valued at $11 were transferred to other plans as follows: $8 to L-3 Communications Master Savings Plan, a net transfer of $2 to Honeywell Savings and Ownership Plan II and $1 to Honeywell Truck Brake Systems Company Savings Plan.

During the year ended December 30, 2000, assets valued at $3,053 were transferred to the Plan from other plans as follows: $3,049 from the former Honeywell Plans, and $4 from TriStar Aerospace Inc.



## Notes to Financial Statements
## (dollars in millions)

401(k)/Profit Sharing Plan. In addition, assets valued at $110 were transferred to other plans as follows: a net transfer of $67 to Honeywell Savings and Ownership Plan II, $1 to Honeywell Truck Brake Systems Company Savings Plan, $33 to L-3 Communications Corporation, $6 to Condor Pacific Inc. – Savings Plan for Salaried Employees and $3 to IBM Tax Deferred Savings Plan.

**7. Distribution Payable**

The Plan had obligations for distributions approved but not yet paid to participants of $1 and $2 at December 30, 2001 and 2000, respectively.

**8. Honeywell Savings and Ownership Plan Master Trust**

The assets of the Plan have been commingled in the Master Trust with the assets of the Honeywell Savings and Ownership Plan II, the Honeywell Truck Brake Systems Company Savings Plan and the Vericor Power Systems Savings Plan. The Honeywell Secured Benefit Plan also has assets in the Master Trust. The Plan has the following interest in the investment funds available to Plan participants of the Master Trust:

|  | December 31,[1] | |
|---|---|---|
|  | 2001 | 2000 |
| Short-Term Fixed Income Fund - Active Subfund | 93.3% | 93.4% |
| Value/Yield Equity Fund | 93.4% | 93.3% |
| S&P 500 Equity Index Fund | 92.9% | 92.6% |
| Honeywell Common Stock Fund | 94.7% | 95.2% |
| Growth Equity Fund | 93.6% | 93.5% |
| Investment Grade Bond Fund | 93.4% | 93.1% |
| Pre-Packaged Conservative Fund | 95.2% | 95.3% |
| Pre-Packaged Moderate Fund | 95.1% | 94.8% |
| Pre-Packaged Aggressive Fund | 94.1% | 94.2% |
| International Stock Fund | 95.7% | 95.5% |
| Small-Cap Stock Fund | 95.7% | 95.6% |

[1] Excludes assets in the AlliedSignal Secured Benefit Plan in the amounts of $392 and $368 at December 31, 2001 and 2000, respectively.



# Honeywell Savings and Ownership Plan I

## Notes to Financial Statements
## (dollars in millions)

Honeywell Savings and Ownership Plan Master Trust at December 31, 2001:

| | Fund Information | | |
| --- | --- | --- | --- |
| | Honeywell Common Stock Fund | Participant Directed Funds | Funds Combined |
| **Assets:** | | | |
| Investments, at fair value | | | |
| Common stocks | $ - | $ 848 | $ 848 |
| Mutual funds | - | 157 | 157 |
| Stock index futures | - | 21 | 21 |
| Equity index fund | - | 871 | 871 |
| EAFE index fund | - | 143 | 143 |
| Bond market fund | - | 138 | ·138 |
| Russell 2000 fund | - | 1 | 1 |
| Russell 3000 fund | - | 183 | 183 |
| Bonds | - | 139 | 139 |
| Honeywell Common Stock | 2,435 | - | 2,435 |
| Short-term investments | 34 | 697 | 731 |
| Total investments, at fair value | 2,469 | 3,198 | 5,667 |
| | | | |
| Investment contracts, at contract value | - | 914 | 914 |
| | | | |
| Dividends and interest receivable | - | 5 | 5 |
| Other receivables | - | 3 | 3 |
| Total assets | 2,469 | 4,120 | 6,589 |
| | | | |
| **Liabilities:** | | | |
| Payables | (1) | (3) | (4) |
| Net assets available for benefits | $ 2,468 | $ 4,117 | $ 6,585 |

The Notes to the Master Trust Financial Statements are an integral part
of this statement and are included within Note 8.

## Notes to Financial Statements
## (dollars in millions)

Honeywell Savings and Ownership Plan Master Trust at December 31, 2000:

| | Fund Information | | |
| --- | --- | --- | --- |
| | Honeywell Common Stock Fund | Participant Directed Funds | Funds Combined |
| Assets: | | | |
| Investments, at fair value | | | |
| Common stocks | $ - | $ 1,092 | $ 1,092 |
| Mutual funds | - | 162 | 162 |
| Stock index futures | - | 11 | 11 |
| Equity index fund | - | 1,066 | 1,066 |
| EAFE index fund | - | 189 | 189 |
| Bond market fund | - | 165 | 165 |
| Russell 3000 fund | - | 215 | 215 |
| Bonds | - | 68 | 68 |
| Honeywell Common Stock | 3,264 | - | 3,264 |
| Short-term investments | 54 | 832 | 886 |
| Total investments, at fair value | 3,318 | 3,800 | 7,118 |
| | | | |
| Investment contracts, at contract value | - | 743 | 743 |
| | | | |
| Dividends and interest receivable | 1 | 6 | 7 |
| Other receivables | - | 2 | 2 |
| Total assets | 3,319 | 4,551 | 7,870 |
| | | | |
| Liabilities: | | | |
| Payables | (2) | (9) | (11) |
| Net assets available for benefits | $ 3,317 | $ 4,542 | $ 7,859 |

The Notes to the Master Trust Financial Statements are an integral part
of this statement and are included within Note 8.



# Honeywell Savings and Ownership Plan I

## Notes to Financial Statements
## (dollars in millions)

Honeywell Savings and Ownership Plan Master Trust for the year ended December 31, 2001:

| | Fund Information | | |
| --- | --- | --- | --- |
| | Honeywell Common Stock Fund | Participant Directed Funds | Funds Combined |
| Additions to net assets attributable to: | | | |
| Income from investments: | | | |
| Dividends | $ 53 | $ 13 | $ 66 |
| Interest | 8 | 112 | 120 |
| Net depreciation in the fair value of investments | (909) | (376) | (1,285) |
| Total (loss) from investments | (848) | (251) | (1,099) |
| | | | |
| Loan repayments | 28 | 43 | 71 |
| | | | |
| Assets transferred from (to) other plans, net | (3) | 47 | 44 |
| | | | |
| Contributions: | | | |
| Participating employees | 74 | 201 | 275 |
| The Company, net of forfeitures | 175 | 1 | 176 |
| Roll-over contributions | 2 | 9 | 11 |
| Total contributions | 251 | 211 | 462 |
| Total additions | (572) | 50 | (522) |
| | | | |
| Deductions from net assets attributable to: | | | |
| Withdrawals and distributions | (250) | (420) | (670) |
| Plan expenses | (5) | (11) | (16) |
| Loans granted | (18) | (48) | (66) |
| Inter-fund transfers | (4) | 4 | - |
| Total deductions | (277) | (475) | (752) |
| | | | |
| Decrease in net assets during the year | (849) | (425) | (1,274) |
| | | | |
| Net assets available for plan benefits: | | | |
| Beginning of year | 3,317 | 4,542 | 7,859 |
| End of year | $ 2,468 | $ 4,117 | $ 6,585 |

The Notes to the Master Trust Financial Statements are an integral part
of this statement and are included within Note 8.



## Notes to Financial Statements
### (dollars in millions)

Honeywell Savings and Ownership Plan Master Trust for the year ended December 31, 2000:

| | Fund Information | | |
|---|---|---|---|
| | Honeywell Common Stock Fund | Participant Directed Funds | Funds Combined |
| Additions to net assets attributable to: | | | |
| Income from investments: | | | |
| Dividends | $ 49 | $ 19 | $ 68 |
| Interest | 9 | 117 | 126 |
| Net depreciation in the fair value of investments | (473) | (278) | (751) |
| Total (loss) from investments | (415) | (142) | (557) |
| | | | |
| Loan repayments | 28 | 40 | 68 |
| | | | |
| Assets transferred from other plans, net | 716 | 2,297 | 3,013 |
| | | | |
| Contributions: | | | |
| Participating employees | 70 | 171 | 241 |
| The Company, net of forfeitures | 149 | 1 | 150 |
| Roll-over contributions | 3 | 11 | 14 |
| Total contributions | 222 | 183 | 405 |
| Total additions | 551 | 2,378 | 2,929 |
| | | | |
| Deductions from net assets attributable to: | | | |
| Withdrawals and distributions | (321) | (478) | (799) |
| Plan expenses | (5) | (10) | (15) |
| Loans granted | (22) | (55) | (77) |
| Inter-fund transfers | 55 | (55) | - |
| Total deductions | (293) | (598) | (891) |
| | | | |
| Increase in net assets during the year | 258 | 1,780 | 2,038 |
| | | | |
| Net assets available for plan benefits: | | | |
| Beginning of year | 3,059 | 2,762 | 5,821 |
| End of year | $ 3,317 | $ 4,542 | $ 7,859 |

The Notes to the Master Trust Financial Statements are an integral part
of this statement and are included within Note 8.


## Notes to Financial Statements
## (dollars in millions)

**Financial statements**
The financial statements of the Master Trust include the assets of the Honeywell Savings and Ownership Plan I, the Honeywell Savings and Ownership Plan II, the Honeywell Truck Brake Systems Company Savings Plan, Vericor Power Systems Savings Plan, and the Honeywell Secured Benefit Plan. Under this arrangement, the assets of the plans are commingled for investment and administrative purposes. Accordingly, the plans do not own specific Master Trust assets but rather maintain undivided beneficial interests in such assets.

The portion of fund assets allocable to the Honeywell Savings and Ownership Plan I, the Honeywell Savings and Ownership Plan II, the Honeywell Truck Brake Systems Company Savings Plan, and Vericor Power Systems Savings Plan is based upon respective fund asset holdings of the respective plans. Investment income for each fund is allocated to each plan based on the relationship of each plan's beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Calculations for the realized/unrealized gain (loss) on investments were based on the current value method of accounting. Under this method of accounting, realized/unrealized gains (losses) are calculated as sales proceed/the fair value of investments at the end of the year less their fair value at the beginning of the year, or acquisition cost if acquired during the year. The current value method is used pursuant to ERISA requirements.

**Contributions and disbursements**
Contributions to the plans from the Company and plan participants are recognized when received by the Master Trust. However, contributions are recognized on the accrual basis of accounting for the financial statements of the participating plans.

Disbursements from the plans for participant withdrawals, distributions, loans, plan expenses and plan to plan transfers are recognized when paid by the Master Trust.

**Valuation of Investments**
Valuation of investments in stocks and bonds traded on a national exchange is based upon published quotations for the last business day of the year for the Master Trust.

**Investment Contracts**
The average yield of the fully benefit responsive investment contracts of the Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 5.8% and 11.6%, respectively, for the year ended December 31, 2001 and 6.8% and 11.6%, respectively, for the year ended December 31, 2000. The average crediting interest rate of the fully benefit responsive investment contracts of the Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund was 5.9% and 12.3%, respectively, at December 31, 2001 and 2000. Fully benefit responsive investment contracts are reported at contract value, which approximates fair value.

**Investment income**
Investment income consists of dividend and interest income and is recorded on the accrual basis, with dividends accrued on the ex-dividend date. Gains or losses on security transactions are accounted for on the trade date and are computed on an average current cost basis.



**Expenses**

All external third party expenses and certain internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the plans. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable. Trustee fees and other expenses are allocated to the funds based upon such funds' proportionate interest in the Master Trust. The Company pays the remaining internal expenses of administering the Master Trust.

**Tax Status of the Master Trust**

Participating plans in the Master Trust are intended to be qualified defined contribution plans under Section 401(a) of the Code and the Master Trust established thereunder is entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Accordingly, no provision for federal income taxes has been made.



# Honeywell Savings and Ownership Plan I

## Schedule of Assets (Held at End of Year)
## Schedule I
## December 30, 2001

| Type | Description | Cost | Current Value |
|---|---|---|---|
| Master Trust | Honeywell Savings and Ownership Plan Master Trust | $6,738,823,653 | $5,823,446,153 |
| *Participant Loans | 6.5% - 11.0% | | $129,840,393 |
| | Maturing – December 31, 2025 | | |

\* Party-in-interest

## Signatures

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Savings and Ownership Plan I

By: _Brian Marcotte_

Brian Marcotte
Vice President, Benefits and Compensation
Programs

Date:    June 28, 2002

(19)

# Exhibit Index

| Exhibit No. | Description | Page No. |
|---|---|---|
| I. | Consent of PricewaterhouseCoopers LLP, independent accountants, dated June 28, 2002. | F - 19 |

**Exhibit I**

## Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-57870) of Honeywell International Inc. of our report dated June 25, 2002 relating to the financial statements of the Honeywell Savings and Ownership Plan I, which appears in this Form 11-K.

*PricewaterhouseCoopers LLP*

PricewaterhouseCoopers LLP

Florham Park, NJ
June 28, 2002